AllTheBelts LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period March 15, 2019 (Inception) to December 31, 2019	
Advertising Revenue	$	112
Expenses:		
Advertising and Marketing		2,253
Office supplies and Software		2,766
Legal and Professional fees		2,022
Taxes and Licences		1,894
Other expense		356
Total expenses		9,291
Other Income		36
Net loss	$	(9,143)